FORM 6-K

                     Securities and Exchange Commission
                           washington, D.C. 20549


                      Report of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 under
                    the Securities Exchange Act of 1934


For the month of,                      May                             2003
                 ----------------------------------------            -----------

                            MDC CORPORATION INC.
--------------------------------------------------------------------------------
                  (Translation of registrant's name into English)

           45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

        Form 20-F                    Form 40-F          X
                    ----------------             ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                            No          X
                    ------------------           ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                               DOCUMENT INDEX


 Document                                                              Page No.

    1.              News Release dated April 2, 2003                      4
    2.              News Release dated April 22, 2003                     7


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                                                                     Document 1






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                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------


For:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL                            PETER M. LEWIS                      BARRY SWITZER
Chairman and                              Executive Vice-President            General Manager
Chief Executive Officer                   and Chief Financial Officer         Ashton-Potter North America
MDC Corporation Inc.                      MDC Corporation Inc.                Tel: (716) 633-2000 ext. 222
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272


TSE Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   WWW.MDCCORP.COM
                           ---------------


                             MDC CORPORATION INC.
                                 ASHTON-POTTER

              MDC's Ashton-Potter Awarded Long-Term Contract for
        Postage Stamp Production from the United States Postal Service

TORONTO, Ontario (April 2, 2003) - MDC Corporation Inc. ("MDC") of Toronto announced today that its wholly owned stamp operation, Ashton-Potter, has been awarded a long-term contract by the United States Postal Service ("USPS") to provide definitive and commemorative postage stamp products. This contract award positions Ashton-Potter as one of the largest producers of postage stamps in the world.

The USPS awarded production of all U.S. postage stamp products to three successful suppliers. The three master contracts awarded are for the printing, finishing and packaging of U.S. postage stamps with an initial base term of four years and have an aggregate estimated value (for all three contractors) of US$229 million (Cdn$336 million). In addition, there are also three two-year options to the base contracts for a potential contractual term of 10 years. If all the option years are exercised, the potential value of the three contracts over the 10 years would be US$572.5 million (Cdn$841 million).

"This contract award was the culmination of a long process, resulting in a tremendous win for Ashton-Potter and the achievement of a primary objective," said Barry Switzer, General Manager. "We are excited to continue our long-term relationship with the USPS with significantly increased volumes and product offerings. Our product line under the new contract will be expanded to include all definitive products, coils, booklets and sheets. To provide additional capacity and improved production efficiency, Ashton-Potter will add the latest in printing and finishing technologies to our facility in Williamsville, New York."


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"We are thrilled with the results of our contract award from the USPS," said
Miles Nadal, Chairman and CEO of MDC. "Our partnership with the USPS, which dates back to 1994, has been a great success. We look forward to continuing to grow our partnership in the years ahead."

About the United States Postal Service

The USPS is the world's largest Postal Authority, processing and delivering over 40% of the world's card and letter volume; over 203 billion mail pieces annually to 138 million delivery addresses. The USPS has annual operating revenues of US$66 billion and employs over 750,000 people. The USPS' fiscal 2002 stamp program was a total of 44.5 billion stamps.

About Ashton-Potter

Ashton-Potter, part of MDC's Secure Transaction Division has significant long-term relationships and contracts with a number of the world's largest Postal Authorities, including the USPS and Canada Post Corporation. Ashton Potter specializes in the production of postage stamp products, including definitive stamps - coils, booklets and sheets, and commemorative stamps. Ashton Potter's security print capabilities, both offset and intaglio, combined with its prepress and finishing capabilities are suitable to a wide variety of additional niche marketplaces.

About MDC Corporation Inc.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.





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                                                                      Document 2

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------


For:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

Contacts:

MILES S. NADAL                            PETER M. LEWIS                      GRAHAM L. ROSENBERG
Chairman and                              Executive Vice-President            Executive Vice-President
Chief Executive Officer                   and Chief Financial Officer         MDC Corporation Inc.
MDC Corporation Inc.                      MDC Corporation Inc.                Tel: (416) 960-9000, ext. 239
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272


TSX Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   WWW.MDCCORP.COM
                           ---------------

          MDC CORPORATION INC. AND CUSTOM DIRECT INCOME FUND ANNOUNCE
                      FIRST QUARTER FINANCIAL PERFORMANCE
                            FOR CUSTOM DIRECT, INC.

                          (All figures in US Dollars)

                  TORONTO - April 22, 2003 - MDC Corporation Inc. of Toronto (TSX: MDZ.A; NASDAQ: MDCA) and Custom Direct Income Fund (the "Fund") today announced the financial results of Custom Direct, Inc. (the "Company") for the first quarter ended March 31, 2003.

                  During the quarter, the Company generated sales of $29.0 million, an increase of 9.8% over sales of $26.4 million for the same period last year. The growth resulted from an increase in both the number of orders and average order revenue, as the Company continued to migrate customers to higher value ordering channels including the telephone and Internet. This growth was achieved without increasing advertising expenditures above the levels of the prior year.

                  EBITDA for the quarter was $6.0 million, an increase of 23.9% from the $4.8 million in EBITDA generated for the same period last year. EBITDA margins for the quarter improved to 20.6% of sales from 18.2% a year earlier. Net income for the quarter was $3.2 million, an increase of 22.3% from the $2.6 million in Net income generated for the same period last year. These increases resulted from higher gross profits and gross profit margins as the Company realized operational efficiencies and increased the mix of product lines produced internally at lower costs than those produced through outsourcing arrangements.

                  "EBITDA" means earnings before interest, income taxes, depreciation and amortization and non-recurring costs. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution prior to debt service, capital expenditures and income taxes. However, EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The


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Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, the Company's EBITDA calculations may not be comparable to similarly titled measures used by other companies.

                  On March 28, 2003, Custom Direct Income Fund refiled its preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the previously announced proposed initial public offering of units of the Fund. The net proceeds of this offering will be used to acquire an indirect interest in the Company from MDC.

                  The units of the Fund have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Custom Direct

                  Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with sales and EBITDA for the year ended December 31, 2002 of approximately $103 million and $20 million respectively.

About MDC Corporation Inc.

                  MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.




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                                 SIGNATURES

                  Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              MDC CORPORATION INC.
                                          --------------------------------------
                                                    (Registrant)

Date:   May 12, 2003                By:        /s/ Walter Campbell
        ------------------------          --------------------------------------
                                                     (Signature)
                                          Walter Campbell
                                          Senior Vice President Finance